						EXHIBIT 12

Penn Virginia Resource Partners, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

	Year Ended December 31,	January 1, 2001 through October 30,	October 30, 2001 through December 31,	Years Ended December 31,		Three Months Ended March 31,
	2000	2001	2001	2002	2003	2004

Earnings
Pre-tax income	$ 16,842	$ 19,113	$ 3,677	$ 24,686	$ 22,690	$ 8,127
Fixed charges	7,670	7,027	274	1,786	5,048	1,344
Total Earnings	$ 24,512	$ 26,140	$ 3,951	$ 26,472	$ 27,738	$ 9,471

Fixed Charges
Interest expense	$ -	$ -	$ 269	$ 1,758	$ 4,986	$ 1,329
Interest expense - affiliate	7,670	7,003	-	-	-	-
Rental Interest Factor	29	24	$ 5	$ 28	$ 62	15
Total Fixed Charges	$ 7,699	$ 7,027	$ 274	$ 1,786	$ 5,048	$ 1,344

Ratio of Earnings to Fixed Charges	3.2x	3.7x	14.4x	14.8x	5.5x	7.0x